Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
29 September 2010
Update on Madras High Court Decision on Tuticorin Smelter
A Writ petition was filed in the year 1996 - 1998 in the Honourable Madras High Court challenging the Environmental clearance and against the setting up of the Copper Smelting Plant at Tuticorin. The Honourable High Court vide its interim Order dated 30 April 1999 permitted the Company to operate the Plant at its rated capacity. The Company has been running the Plant since then after getting requisite approvals from the State Pollution Control Board / the concerned Regulatory Authorities.
The Writ Petitions were finally heard in Jan - Feb 2010 and Orders were reserved. We understand that an Order has been passed by the Honourable High Court, on 28 September 2010, ordering closure of the plant. The Company is awaiting full text of the Order so as to decide on necessary recourse measures.
The Tuticorin Smelter has been operating for more than 12 years and has been in compliance with necessary rules and regulations and global standards. It deploys ISA Smelt process which is considered globally as an environmentally advanced technology. The company is one the largest in the State of Tamil Nadu, employing around 3000 people and provides indirect employment to a large number of people. It contributes about Rs 1600 crores to the exchequer annually.
For further information, please contact:

Ashwin Bajaj	sterliteinvestorrelations@vedanta.co.in
Vice President — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	sterliteinvestorrelations@vedanta.co.in
AGM — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminium, copper, zinc and lead and power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
For Sterlite Industries (India) Limited
Rajiv Choubey
Company Secretary and Compliance Officer